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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               (Amendment No. 4)
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                            TRANSCO ENERGY COMPANY
                           (Name of Subject Company)

                            TRANSCO ENERGY COMPANY
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.50 Per Share
                 (and Associated Common Stock Purchase Rights)
                        (Title of Class of Securities)

                                   89353210
                     (CUSIP Number of Class of Securities)

                             David E. Varner, Esq.
             Senior Vice President, General Counsel and Secretary
                            Transco Energy Company
                                 P.O. Box 1396
                              2800 Post Oak Blvd.
                            Houston, Texas  77251
                                (713) 439-2388
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notice and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                            Eric S. Robinson, Esq.
                        Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York  10019
                                (212) 403-1000

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          This Amendment No. 4 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Transco Energy Company, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on December 16, 1994, as amended, relating to the tender offer made by The Williams Companies, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 16, 1994, as amended, to purchase up to 24,600,000 shares of the Company's common stock, par value $.50 per share, and the associated common stock purchase rights.

1.   Item 8(e) is hereby amended by adding the following:

          A Stipulation and Agreement of Compromise, Settlement and Release with respect to In re Transco Energy Company Shareholders Litigation, (Del.
                ----------------------------------------------------
     Ch.)(C.A. No. 13918) and Diovanni v. DesBarres, et al., (Del. Ch.)
                              ----------------------------
     (C.A. No. 13941) (the "Stipulation") was executed on January 9, 1995. The Stipulation reflects an agreement in principle among all parties in such actions to settle all litigation which has been brought in the Delaware Court of Chancery concerning the Offer and the Merger. As a result of such settlement, which is subject to the approval of the Court of Chancery and other conditions, the hearing scheduled for January 13, 1995 on the Plaintiff's Motion for a Preliminary Injunction is expected to be cancelled. A copy of the Stipulation is attached hereto as Exhibit 34 and is incorporated herein by reference.

          In connection with the proposed settlement and pursuant to the Stipulation, Merrill Lynch has delivered to the Company a written opinion dated January 9, 1995, which states that as of such date, the consideration to be received by the stockholders of the Company (other than the Purchaser and its affiliates) pursuant to the Offer and the Merger, taken as a whole, is fair to such stockholders from a financial point of view. A copy of such opinion, setting forth the assumptions made, the matters considered, and the limitations on the review undertaken, is attached hereto as Exhibit 36 and is incorporated herein by reference. Also in connection with the proposed settlement and pursuant to the Stipulation, Williams has agreed to reduce the maximum amount of out-of-pocket expenses for which it would be entitled to reimbursement from the Company under certain circumstance, as provided in the Merger Agreement, from $15,000,000 to $12,000,000. The Stipulation further provides that the defendants will be released from the claims covered in the settlement, as described in the Stipulation, and that the claims against the defendants will be dismissed with prejudice and that
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     Williams and the Company will not object to payment by them of plaintiffs'
     attorneys fees and expenses of up to $125,000 provided that the Court approves the payment of such fees and expenses and the Offer is consummated.

2.   Item 9 is hereby amended and supplemented by adding the following exhibits:

          (34) Stipulation and Agreement of Compromise, Settlement and Release, dated January 9, 1995, with respect to In re Transco Energy
                                                      --------------------
               Company Shareholders Litigation, (Del. Ch.)(C.A. No. 13918) and
               -------------------------------
               Diovanni v. DesBarres, et al., (Del. Ch.)(C.A. No. 13941).
               -----------------------------

          (35) Press Release, dated January 10, 1995, issued by The Williams Companies, Inc.

          (36) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated January 9, 1995.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                     TRANSCO ENERGY COMPANY


                                     By:  /s/ David E. Varner
                                        -----------------------------
                                        Name:  David E. Varner
                                        Title: Senior Vice President,
                                        General Counsel and Secretary


Date:  January 10, 1995

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